Following are the responses to comments relayed to us on December 2, 2016 in a telephone conversation with Megan Miller of the SEC regarding the triennial Sarbanes-Oxley review of our annual reports.


1. Please confirm that the line graph was included in shareholder reports that were provided to shareholders.

Yes the line graph was included

2. In future filings, please include the disclosure related to open tax years. (ASC 740-10-50-15e)[typically goes in the income tax note]

Management has reviewed all open tax years and major tax jurisdictions and concluded that no liability for unrecognized tax benefits should be recorded related to uncertain tax positions taken on returns filed or expected to be taken on a tax return. The tax returns of the Company for the prior three years are open for examination.

3. Are there any indemnification agreements in place? If so, please disclose those in the notes to the financial statements.

In future filings, we plan to include the following disclosure: The Series indemnify the Fund's officers and the Board of Directors for certain liabilities that might arise from their performance of their duties to the Series. Additionally, in the normal course of business the Fund enters into contracts that contain a variety of representations and warranties and which provide general indemnifications. The Fund's maximum exposure under these arrangements is unknown, as this would involve future claims that may be made against the Fund that have not yet occurred. However, based on experience, the Fund expects the risk of loss to be remote.

4. The staff did not note a 485a/b in 2016, please explain what happened.

This has been filed

5. The staff noted that the fund filed its semi-annual report under NSCR, please confirm that future semi-annual reports will be filed under NSCR-S.

This will be done in future filings.

6. We noted that the auditor's opinion is incomplete - there's no mention that the auditor confirmed the assets for 2015. Please confirm that the auditor's procedures included confirmation of assets with the custodian. And that it will include the language going forward.

Our predecessor auditor confirmed assets with the custodian. For the Fund's year ending October 31, 2016, our successor auditor has already identified that the predecessor audit opinion is incomplete and the appropriate language will be included going forward.

7. Please insure that the fund state payables to the adviser and officers separately on the statement of assets and liabilities.
(Regulation S-X 6-04.12)

This will be done in future filings.

8. Please explain the nature of the taxes on the statement of operations as of October 31, 2015.

Taxes were paid to New York and Maryland State taxes ($454.50 for each Series) and a foreign excise tax taken out by the US Government for the ADRs held.

9. Please disclose the share class in which the Series Invests in Schwab Money Market Funds [fullname and share class identify and if they are sweep shares]

Schwab Government Fund Sweep Shares

10. In the notes to the financial, please disclose that the fund follows the accounting and reporting guidance for investment companies (ASU 2013-08).

In future filings, we plan to include the following disclosure: The following is a summary of significant accounting policies followed by the Series in the preparation of its financial statements. These policies are in conformity with accounting principles generally accepted in the United States. The Series follows the investment company accounting and reporting guidance of the Financial Accounting Standard Board Accounting Standard Codification 946, Financial Services - Investment Companies.

11. Staff noted that the fund provided more information in the financials than required, e.g., S-X 210.3-18 [Statement of operations should be for 1 year and statement of net assets is for 2 years]

In future filings, we plan to include 1 year for the statement of operations and 2 years for the statement of changes in net assets

12. Confirm to the staff if the following transactions, to the extent known, have been appropriately disclosed in the financial statements pursuant to ASC 850-10-50:
	- Shareholders of the fund that are other funds or entities that are managed by the same adviser
      - Other shareholders that are deemed to be affiliates of the fund including management

In future filings, we plan to disclose the investment adviser agreement as a related party transaction including why such an arrangement is a related party transaction.

13. Please confirm that each series of the fund are operating as non-diversified [looking specifically for FY1016 and prior two years).

We can confirm each series of the fund is being operated as a non-diversified portfolio.

Sincerely
BULLFINCH FUND, INC.

Christopher Carosa
President

Dated: December 28, 2016